November 22, 2017
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for ClearBridge All Cap Growth ETF, a series of Legg Mason ETF Investment Trust, (File No. 811-23096) (the "Fund"). On August 14, 2017 we resigned at the request of the Fund. We have read the Fund's statements included under Item 77K of its Form N-SAR dated November 22, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund's statement that the change was approved by the Board of Trustees and we are not in a position to agree or disagree with the Fund's statement that PricewaterhouseCoopers LLP were not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Fund's financial statements.
Very truly yours,
/s/ KPMG LLP


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